FILED VIA EDGAR

September 10, 2009

United States Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Re:	Request for Withdrawal of Registration Statement on Form S-3 dated July 13, 2009

Dear Sir/Madam:

I write on behalf of Alliance Financial Corporation (the “Company”) to request a withdrawal of the Registration Statement on Form S-3 which the Company filed on January 16, 2009 with respect to the proposed resale offering by the selling security holders of up to 26,918 Shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, par value $1.00 per share and a warrant to purchase up to 173,069 shares of the Company’s common stock (the “Registration Statement”). The offering in question has been terminated and the Company wishes to remove the unsold securities from registration and to apply the $1,216.56 registration fee paid in connection with the Registration Statement toward future registrations. None of the securities were sold pursuant to the Registration Statement.

If you have any questions feel free to contact me at (315) 475-4478. Thank you for your assistance.

Very truly yours,

ALLIANCE FINANCIAL CORPORATION

By:	/s/ J. Daniel Mohr
J. Daniel Mohr
Chief Financial Officer and Treasurer

cc: Richard A. Schaberg, Esq. (via email)